Act: 1934
Section:
Rule: 12H-3
Public Availability: 9-26-2012

No Act

DC

12028179

Received SEC
OCT 02 2012
Washington, DC 20549

September 26, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: First Citizens Bancshares, Inc.
Incoming letter dated September 18, 2012

Based on the facts presented, the Division will not object if First Citizens Bancshares stops filing periodic and current reports under the Exchange Act after: (1) First Citizens Bancshares has filed a Form 15 to suspend its reporting obligation under Section 15(d) of the Exchange Act; and (2) 90 days lapse after the filing of the Form 15 to terminate the registration of its common stock under Section 12(g) of the Exchange Act. In reaching this position, we note that First Citizens Bancshares has filed post-effective amendments removing from registration unsold securities under its effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, the Form 15 will indicate that First Citizens Bancshares is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3(b)(1)(i), as permitted pursuant to the no-action relief provided in this response.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Sebastian Gomez Abero
Special Counsel

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

September 26, 2012

Mail Stop 4561

E. Marlee Mitchell
Waller, Lansden Dortch & Davis, LLP
511 Union Street, Suite 2700
P.O. Box 198966
Nashville, TN 37219-8966

Re: First Citizens Bancshares, Inc.

Dear Ms. Mitchell:

In regard to your letter of September 18, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

waller

511 Union Street, Suite 2700
P.O. Box 198966
Nashville, TN 37219-8966

615.244.6380 main
615.244.6804 fax
wallerlaw.com

E. Marlee Mitchell
Waller Lansden Dortch & Davis, LLP
615.850.8943 direct
marlee.mitchell@wallerlaw.com

September 18, 2012

Section 15(d) of the Securities Exchange Act of 1934
Rule 12h-3 under the Securities Exchange Act of 1934

VIA ONLINE SUBMISSION (*www.sec.gov/forms/corp_fin_noaction*)
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E. Washington, D.C. 20549

Re: First Citizens Bancshares, Inc. (Commission File No. 000-11709)

Ladies and Gentlemen:

On behalf of First Citizens Bancshares, Inc., a Tennessee corporation (the "Company"), we hereby request that the staff (the "Staff") of the Office of Chief Counsel, Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that the updating of the Company's registration statements on Form S-2 (Registration No. 033-20587), as amended by certain post-effective amendments on Form S-3 (as amended, the "Company's Form S-3"), and Form S-8 (Registration No. 333-57041) (the "Company's Form S-8") during the year ending December 31, 2012 pursuant to Section 10(a)(3) of the Securities Act, as amended (the "Securities Act"), will not preclude the Company from utilizing Rule 12h-3 ("Rule 12h-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its duty to file with the Commission periodic and current reports required by Section 15(d) of the Exchange Act ("Section 15(d)") and the rules and regulations thereunder, with respect to the Company's common stock, no par value per share (the "Common Stock").

On July 26, 2012, the Company filed a Form 15 (the "First Form 15") with the Commission to deregister the Common Stock under Section 12(g)(4) of the Exchange Act. Pursuant to Section 12(g)(4) of the Exchange Act, the registration under Section 12(g) of the Exchange Act ("Section 12(g)") will be terminated 90 days thereafter (i.e., October 24, 2012), or such shorter period as determined by the Commission. Subject to the Staff's concurrence with the requests set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3(b)(1)(i) (the "Second Form 15") to suspend its reporting obligations under Section 15(d) following the end of this 90-day period. Assuming the Staff grants the relief requested in this letter, the Company will include in the Second Form 15 an explanatory note indicating that the Company is relying on a no-action letter issued by the Staff addressing the Company's ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d).

Background

The Company is a "bank holding company," as defined in Section 2 of the Bank Holding Company Act of 1956, as amended. The Common Stock has not at any time been listed or traded on a national securities exchange. As of September 14, 2012, the Company had 3,607,854 shares of the Common Stock outstanding held by 1,077 holders of record. The Company did not receive any financial assistance from the United States Department of the Treasury pursuant to the Troubled Asset Relief Program.

The Company registered its Common Stock under Section 12(g) pursuant to a Form 8-K12G3 filed on March 16, 1984 in connection with the formation of the Company as a bank holding company. On

March 10, 1988, the Company filed the Company's Form S-3 to register 200,000 shares of Common Stock to be offered or sold under the Company's Dividend Reinvestment and Stock Purchase Plan (the "DRSP Plan"). On June 17, 1998, the Company filed the Company's Form S-8 to register 85,106 shares of Common Stock and an indeterminate number of plan interests to be offered or sold under the First Citizens National Bank Employee Stock Ownership Plan and Trust (formerly known as the Employee Stock Ownership Plan) (the "ESOP").

The Company's only outstanding securities are (i) certain long-term subordinated debentures issued to each of First Citizens (TN) Statutory Trust III and First Citizens (TN) Statutory Trust IV pursuant to those certain Indentures, dated as of March 17, 2005 and March 22, 2007, respectively (the "Indentures"), which debentures were issued in transactions exempt from registration under Section 5 of the Securities Act, and (ii) the Common Stock. The Company does not have outstanding any options to purchase shares of Common Stock. The Company has no contractual obligations that would require the Company to continue complying with the reporting requirements of the Exchange Act. In particular, neither the Indentures nor any documents related thereto require the Company to submit, provide, furnish or file reports under the Exchange Act with the Commission or the corresponding Indenture trustees, and the Company will not do so on a voluntary basis or otherwise. The Common Stock constitutes the only class of securities of the Company registered or required to be registered under Section 12(g), which registration will be terminated upon effectiveness of the First Form 15 on October 24, 2012. The Company has no class of securities registered under Section 12(b) of the Exchange Act and the Company has issued no class of securities, other than the Common Stock, that is subject to a reporting obligation under Section 15(d). In accordance with Rule 12h-3(a), the Company has filed all Exchange Act reports required to be filed for its three most recent fiscal years and for the interim period relating to its current fiscal year through the date of this letter.

On April 5, 2012, the President signed into law the Jumpstart Our Business Startups Act (the "JOBS Act"). The JOBS Act amends various provisions of, and adds new sections to, the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002. Among other things, the JOBS Act increased the statutory threshold for deregistration by bank holding companies from 300 to 1,200 holders of record under Sections 12(g) and 15(d). The JOBS Act also directs the Commission to issue rules implementing certain of the JOBS Act amendments.

Following the adoption of the JOBS Act, the Company's management and its board of directors examined the possibility of deregistering the Common Stock under the Exchange Act and suspending its Exchange Act reporting obligations. After careful consideration, the Company's board of directors determined that it was in the best interests of the Company and its shareholders to deregister the Common Stock as soon as practicable. On July 26, 2012, the Company filed the First Form 15 with the Commission to deregister the Common Stock under Section 12(g)(4) of the Exchange Act. Pursuant to Section 12(g)(4) of the Exchange Act, the Section 12(g) registration will be terminated 90 days after such filing (i.e., October 24, 2012), or such shorter period as determined by the Commission. Until such date of termination, the Company will file all reports required by Sections 13(a), 14 and 16 of the Exchange Act, and the Company will remain current under its reporting obligations until it thereafter files the Second Form 15 to suspend its reporting obligations under Section 15(d).

Under Section 15(d), any issuer that files a registration statement under the Securities Act becomes subject to the Exchange Act reporting obligations upon the effectiveness of the registration statement. In general, the Section 15(d) reporting obligation is suspended if, and for so long as, the issuer has a class of security registered under Section 12 of the Exchange Act. Nonetheless, when a registrant terminates its Section 12 registration, it must address any Section 15(d) obligation that would apply once the Section 15(d) suspension is lifted.

The termination of the Company's reporting obligations under Section 12(g) as a result of filing the First Form 15 on July 26, 2012 will automatically revive the Company's reporting obligations under Section 15(d). Under Section 15(d), as amended by the JOBS Act, the obligations to file Exchange Act reports are automatically suspended as to any fiscal year, other than the fiscal year within which a registration statement became effective, if, at the beginning of such fiscal year, the securities of each class to which the registration statement relates are held of record by less than 1,200 persons, in the case of a bank or a bank holding company. As of January 1, 2012, the Company had outstanding 3,607,854 shares of Common Stock held by 1,071 holders of record. Pursuant to the guidance released by the Staff on April 11, 2012 in its JOBS Act Frequently Asked Questions (the "JOBS Act Guidance"), suspension of the obligation to file Exchange Act reports under Section 15(d) would be deemed to have occurred as of the beginning of the fiscal year unless, during the fiscal year, a bank holding company has a registration statement that becomes effective under the Securities Act or is updated pursuant to Section 10(a)(3) of the Securities Act ("Section 10(a)(3)"). Because the Company's latest Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Commission on March 14, 2012, updated both the Company's Form S-3 and the Company's Form S-8 pursuant to Section 10(a)(3), the Company's obligation to file Exchange Act reports under Section 15(d) is not automatically suspended pursuant to the terms of Section 15(d). In the answer to Question 4 of the JOBS Act Guidance, however, the Staff indicates that, if a bank holding company with a class of security held of record by less than 1,200 persons as of the first day of the current fiscal year has a registration statement that is updated during the current fiscal year pursuant to Section 10(a)(3), but under which no sales have been made during the current fiscal year, the bank holding company may be eligible to seek no-action relief to suspend its Section 15(d) reporting obligation.

Discussion

As noted above, the Company filed the First Form 15 on July 26, 2012 to take advantage of the higher deregistration thresholds provided by the JOBS Act. The Company expects the deregistration to provide substantial cost savings in the form of reduced audit, legal and filing expenses and other costs related to complying with the reporting obligations under the Exchange Act. Pursuant to Section 12(g)(4) of the Exchange Act, the Section 12(g) registration will be terminated in 90 days (i.e., October 24, 2012), or such shorter period as determined by the Commission. However, unless the Staff grants the relief requested in this letter, under Section 15(d), the Company would be required to continue to file Exchange Act reports for the entire fiscal year 2012, including an Annual Report on Form 10-K for the year ending December 31, 2012.

Rule 12h-3 provides that the duty under Section 15(d) to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15, if the issuer has filed all reports required by Section 13(a) of the Exchange Act for the shorter of its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15, or the period since the issuer became subject to such reporting obligation. However, Rule 12h-3(b) provides that only securities held of record by less than 300 persons (or by less than 500 persons where the total assets of the issuer have not exceeded $10 million) are eligible for such suspension. Although the JOBS Act amended Section 15(d) to increase the threshold for bank holding companies from 300 to 1,200 record holders, the Commission has not yet amended Rule 12h-3 to reflect the increased threshold for bank holding companies. As such, because there are currently more than 300 record holders of the Common Stock, a literal interpretation of Rule 12h-3(b) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act.

In addition, Rule 12h-3(c) states that the relief provided under Rule 12h-3 is inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act or is required to be updated pursuant to Section 10(a)(3). The Staff has granted no-action relief under Rule 12h-3, however, where the literal application of Rule 12h-

3(c) would result in comparatively limited public benefit in light of the burdens on the issuer of compliance with Exchange Act reporting requirements. *See, e.g.*, DT Sale Corp. (available November 14, 2011); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008); and International Securities Exchange, Inc. (available January 3, 2008). Additionally, the Staff has permitted issuers to file a Form 15 despite the fact that such issuers had effective registration statements which had been automatically updated during the current fiscal year. *See, e.g.*, International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 15, 2009); and Bausch & Lomb Incorporated (available November 6, 2007). Moreover, the Staff has recently permitted bank holding company issuers to use Rule 12h-3 to suspend their reporting obligations under Section 15(d), as amended by the JOBS Act, notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year pursuant to Section 10(a)(3), where such issuers had no sales under an effective registration statement during the current fiscal year and such issuers filed post-effective amendments to remove from registration all unsold securities thereunder. *See, e.g.*, Touchmark Bancshares, Inc. (available July 17, 2012); Skagit State Bancorp, Inc. (available July 20, 2012); Potomac Bancshares, Inc. (available July 23, 2012); First Ottawa Bancshares, Inc. (available July 23, 2012); and Botetourt Bankshares, Inc. (available July 24, 2012). Therefore, we respectfully submit that, for the reasons that the Staff provided relief in response to the foregoing no-action letters, the Company should be allowed to suspend its reporting obligations under Section 15(d) upon filing a Form 15 pursuant to Rule 12h-3(b)(1)(i), notwithstanding the fact that the Common Stock is held by 1,077 holders of record and the Section 10(a)(3) update of the Company's Form S-3 and the Company's Form S-8.

The financial burdens on the Company resulting from the preparation and filing of current and periodic reports under the Exchange Act are significant. Management estimates that, if the relief requested in this letter is not granted, the Company's total expenses relating to its Exchange Act reporting obligations, including legal and accounting fees, with respect to the year ending December 31, 2012 will be approximately $100,000. The Company believes the money spent to prepare and file such reports and to otherwise ensure compliance with the Commission's rules and regulations could be used more effectively by returning such funds to shareholders in the form of corporate dividends or by investing them in the Company's subsidiary bank to strengthen its financial condition. The Company believes that, under its circumstances, the costs associated with preparing and filing such reports are unnecessary and excessively burdensome, particularly in light of the limited benefits to the Company's shareholders.

The Company has not made any sales or issuances under the Company's Form S-3 or the Company's Form S-8 during fiscal year 2012. In fact, the Company has not sold or issued any authorized but unissued shares of Common Stock under the DRSP Plan or the ESOP since fiscal year 2000. Further, the Company terminated the DSRP Plan in 1999 in accordance with its terms, and ceased issuing new shares of Common Stock under the ESOP in 2000.[1] On July 26, 2012, the Company filed Post-Effective Amendment No. 5 to the Company's Form S-3 and filed Post-Effective Amendment No. 1 to the Company's Form S-8 to remove from registration all unsold shares of Common Stock registered under the Company's Form S-3 and the Company's Form S-8, respectively, and both such amendments automatically became effective upon filing. Accordingly, the Company will no longer be able to sell or issue any securities pursuant to these registration statements; therefore, the protection of Section 15(d) is no longer necessary for the public interest or investor protection.

We respectfully submit that, if the purpose of Section 15(d) is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, requiring the Company to continue to report would not further that purpose because no sales have occurred under the Company's Form S-3 or the Company's Form S-8 during fiscal year 2012. The

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1 Since 2000, the ESOP has purchased shares of Common Stock solely in the open market for purposes of allocating any additional shares of Common Stock to ESOP participants' accounts.

Commission has concurred with the recognition by Congress in connection with Section 15(d) that the benefits of current and periodic reporting may not always be commensurate with the financial and administrative burdens imposed. *See* Exchange Act Release No. 34-20263 (October 5, 1983). *See also, e.g.*, International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 15, 2009); Questar Assessment, Inc. (available June 13, 2008); and Planet Technologies, Inc. (available February 7, 2008).

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 1,200 holders of record of the Common Stock, any suspension of reporting obligations under Section 15(d) will lapse and the Company will be required to resume periodic and current reporting.

Please note that any information set forth in this letter regarding the Company and its intentions has been provided to us by the Company. The Company has authorized us to make the statements in this letter on its behalf.

Conclusion

For the foregoing reasons, on behalf of the Company, we respectfully request that the Staff confirm that it concurs with the Company's view that the updating of the Company's Form S-3 and the Company's Form S-8 pursuant to Section 10(a)(3) during 2012 will not preclude the Company from utilizing Rule 12h-3 to suspend its duty to file with the Commission periodic and current reports required by Section 15(d) with respect to the Common Stock in the current fiscal year.

Subject to the Staff's concurrence with the requests set forth in this letter, the Company intends to (i) file the Second Form 15 to suspend its reporting obligations under Section 15(d), and (ii) cease filing reports under the Exchange Act upon the later of (A) the filing of the Second Form 15 and (B) October 24, 2012, which is 90 days after the filing of the First Form 15 to terminate the registration of the Common Stock under Section 12(g). As noted above, assuming the Staff grants the relief requested in this letter, the Company intends to include in the Second Form 15 to be filed under Rule 12h-3(b)(1)(i) an explanatory note indicating that the Company is relying on a no-action letter issued by the Staff addressing the Company's ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d).

If the Staff has any questions concerning this request or requires additional information, please contact me at (615) 850-8943 or via email at *marlee.mitchell@wallerlaw.com*, or David Wilson at (615) 850-8586 or via email at *david.wilson@wallerlaw.com*. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter.

Respectfully submitted,

E. Marlee Mitchell

E. Marlee Mitchell
Waller Lansden Dortch & Davis, LLP

cc: Laura Beth Butler, Chief Financial Officer, First Citizens Bancshares, Inc.
David G. Wilson, Esq.